Howard Groedel direct 216.583.7118 direct fax 216.583.7119 hgroedel@ulmer.com

May 3, 2013

Via Federal Express

Mr. Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Energy Corporation

Amendment No. 1 to Schedule 13E-3 filed April 25, 2013

File No. 005-83491

Amended Schedule 14C filed April 25, 2013

File No. 000-52409

Dear Mr. Panos:

On behalf of China Energy Corporation (the “Company”) and in connection with the Company’s above-referenced filings, we are writing in response to your oral comments provided to the undersigned on April 29, 2013. Simultaneously with the filing of this letter, the Company is filing Amendment No. 2 to Schedule 14C and Amendment No. 2 to Schedule 13E-3 to reflect changes made in response to your oral comments. Further, as discussed in our telephone call on April 29, 2013, the Company is simultaneously filing its Definitive Schedule 14C.

Copies of Amendment No. 2 to Schedule 14C and Amendment No. 2 to Schedule 13E-3, and black-lined copies marked against the filings referenced in the caption of this letter, are enclosed for your convenience.

Below, we have repeated your comments in italics, followed by the Company’s response or proposed disclosure.

Amended Schedule 14C

1.	Please mark the cover page of the Information Statement to identify that an Amendment to the Schedule 14C is being filed in accordance with Rule 14C-5(e).

Please see the revised disclosure on the cover page clearly identifying the filing as Amendment No. 2 to Schedule 14C.

Nicholas P. Panos

May 2, 2013

2.	Please revise the last paragraph in “Special Factors – Background of the Transaction” to more clearly indicate, if true, that the consents from the other stockholders referenced therein were not solicited by the Filing Persons.

Please see the revised disclosure in the last paragraph of “Special Factors – Background of the Transaction”.

3.	Please revise “Special Factors – Effects of the Reverse Stock Split – Financial Effect of the Transaction” to make clear that the affiliated shareholder who will be the sole remaining shareholder of the Company upon consummation of the transaction would receive the full benefit of the savings accruing to the Company from no longer being subject to SEC reporting requirements.

Please see the revised disclosure in “Special Factors – Effects of the Reverse Stock Split – Financial Effect of the Transaction”.

The Company believes that the foregoing responds fully to each of your oral comments. We would appreciate it if you would let us know at your earliest convenience if you have any questions about the Company’s responses.

Very truly yours,

Howard Groedel